Exhibit 99.359

Nextech AR Announces Auditor Change

to Better Align with U.S. Exchange Uplisting Goal

VANCOUVER, B.C., Canada – September 29, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF; NEO & CSE: NTAR; FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and other services, today announced that at the Company’s request Marcum LLP (“Marcum”) has been appointed as the Company’s new independent auditor effective today, September 29, 2021. Marcum’s retention follows the resignation of Nextech’s former auditor, DMCL LLP (“DMCL”), at the Company’s request.

“Marcum has over 65 years of experience serving middle market companies like Nextech in the United States and around the world. Further they are a top 20 firm ranked in the USA and #5 Nationally-Ranked SEC Audit Practice” said Evan Gappelberg, Nextech’s Chief Executive Officer. “While we very much appreciate the services provided to us by DMCL, we believe the engagement of U.S.-based Marcum better serves our key goal of listing our stock on a U.S. exchange and better aligns us with Nasdaq-listed technology companies in particular.”

There were no modifications of opinion contained in DMCL’s reports on the Company's annual financial statements for the period commencing at the beginning of the two most recently completed financial years through September 28, 2021. Over the next month, Nextech will complete the change of auditor process in accordance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) and provide an update to investors once completed.

For further information, please contact:
Bradley Gittings
investor.relations@nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur.

Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.